UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2011
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
29 Sudbury Street, Darra,
Queensland, Australia 4076
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F                     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes                     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10
EX-99.11
EX-99.12

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Metal Storm Limited
Date: November 22, 2011	By:	/s/ Brett Farmer
		Name:	Brett I Farmer
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
99.1	2011-11-07 US and International Military Live Fire Demos Successful

99.2	2011-11-07 Despatch of Offer Documents for Rights Issue

99.3	2011-11-07 Notification to Ineligible Shareholders

99.4	2011-11-07 Notice of Meeting / Proxy Form

99.5	2011-11-07 Live Firing — Shareholder Special Event

99.6	2011-11-08 Australian Police to trial Metal Storm MAUL

99.7	2011-11-08 Further Disclosure on US Military Firings

99.8	2011-11-15 Public and US Military Live Fire Videos Released

99.9	2011-11-15 More Police Forces sign up for MAUL

99.10	2011-11-16 Rights Issue Q&A

99.11	2011-11-18 Metal Storm Rights Issue

99.12	2011-11-18 CEO Bulletin